UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G/A
(AMENDMENT NO. 4)*
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Name of Issuer)
ORDINARY SHARES WITHOUT NOMINAL VALUE
(Title of Class of Securities)
803054204
(CUSIP Number)
DECEMBER 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Hasso Plattner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5	SOLE VOTING POWER

NUMBER OF		24,100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		128,963,882*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,100

WITH	8	SHARED DISPOSITIVE POWER

		128,963,882*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	128,987,982*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.350%

12	TYPE OF REPORTING PERSON

	IN

*	Includes 113,718,960 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG and 15,244,922 ordinary shares owned by Hasso Plattner Förderstiftung gGmbH. Dr. Plattner exercises voting and dispositive power of the ordinary shares held by such entities.

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CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hasso Plattner GmbH & Co. Beteiligungs-KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5	SOLE VOTING POWER

NUMBER OF		113,718,960

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		113,718,960

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	113,718,960

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.1248%

12	TYPE OF REPORTING PERSON

	PN

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CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hasso Plattner Verwaltungs-GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		113,718,960*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

113,718,960*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,718,960

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.1248%

12	TYPE OF REPORTING PERSON

CO

*	Includes 113,718,960 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG. Hasso Plattner Verwaltungs-GmbH exercises voting and dispositive power of the ordinary shares held by such entity.

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ITEM 1(A). Name of Issuer.
     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (the “Company”).
ITEM 1(B). Address of Issuer’s Principal Executive Offices.
     The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.
ITEMS 2(A). Name of Person Filing.
     This statement is filed on behalf of the following persons with respect to ordinary shares of the Company beneficially held by such persons (collectively, the “Shares”):
     (i) Dr. Hasso Plattner, with respect to Shares beneficially owned by him and with respect to shares beneficially owned by Hasso Plattner GmbH & Co. Beteiligungs-KG and Hasso Plattner Förderstiftung gGmbH;
     (ii) Hasso Plattner GmbH & Co. Beteiligungs-KG, with respect to Shares beneficially owned by it; and
     (iii) Hasso Plattner Verwaltungs-GmbH, with respect to Shares beneficially owned by Hasso Plattner GmbH & Co. Beteiligungs-KG.
     The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
ITEM 2(B). Address of Principal Business Office or, if None, Residence.
     The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberater-Sozietat, Max-Planck-Strasse 8, D-69190 Walldorf, Federal Republic of Germany.
ITEM 2(C). Citizenship.
     (i) Dr. Hasso Plattner is a citizen of the Federal Republic of Germany.
     (ii) Hasso Plattner GmbH & Co. Beteiligungs-KG is a limited liability partnership organized under the laws of the Federal Republic of Germany.
     (iii) Hasso Plattner Verwaltungs-GmbH is a corporation organized under the laws of the Federal Republic of Germany.

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ITEM 2(D). Title of Class of Securities.
     Ordinary Shares without Nominal Value.
ITEM 2(E). CUSIP Number.
     803054204
ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
ITEM 4. Ownership.
     The percentages used herein and in the rest of Item 4 are calculated based upon 1,267,537,248 total ordinary shares of the Company issued and outstanding as of December 31, 2006, based upon a representation of the Company. As of the close of business on December 31, 2006:
A.	DR. HASSO PLATTNER

(a)	Amount beneficially owned: 128,987,982

(b)	Percent of class: 10.350%

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(c)	(i) Sole power to vote or direct the vote: 24,100

(ii) Shared power to vote or direct the vote: 128,963,882

(iii) Sole power to dispose or direct the disposition: 24,100

(iv) Shared power to dispose or direct the disposition: 128,963,882

B.	HASSO PLATTNER GMBH & CO. BETEILIGUNGS-KG

(a)	Amount beneficially owned: 113,718,960

(b)	Percent of class: 9.1248%

(c)	(i) Sole power to vote or direct the vote: 113,718,960

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 113,718,960

(iv) Shared power to dispose or direct the disposition: 0

C.	HASSO PLATTNER VERWALTUNGS-GMBH

(a)	Amount beneficially owned: 113,718,960

(b)	Percent of class: 9.1248%

(c)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 113,718,960

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 113,718,960
ITEM 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.
     To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

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ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.
     Not Applicable.

ITEM 9.	Notice of Dissolution of Group.
     Not Applicable.

ITEM 10.	Certification.
     Not Applicable.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008

/s/ Dr. Hasso Plattner

Dr. Hasso Plattner

Hasso Plattner GmbH & Co.
Beteiligungs-KG
By:	Hasso Plattner Verwaltungs-GmbH, as sole general partner

By:	/s/ Dr. Hasso Plattner
	Name:	Dr. Hasso Plattner
	Title:	Managing Director

Hasso Plattner Verwaltungs-GmbH
By:	/s/ Dr. Hasso Plattner
	Name:	Dr. Hasso Plattner
	Title:	Managing Director

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EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

99.1	Joint Filing Agreement

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Exhibit 99.1
JOINT FILING AGREEMENT
     The undersigned hereby agree that the statement on Schedule 13G/A (Amendment No. 4) with respect to the ordinary shares of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: February 11, 2008

/s/ Dr. Hasso Plattner

Dr. Hasso Plattner

Hasso Plattner GmbH & Co.
Beteiligungs-KG
By:	Hasso Plattner Verwaltungs-GmbH, as sole general partner

By:	/s/ Dr. Hasso Plattner
	Name:	Dr. Hasso Plattner
	Title:	Managing Director

Hasso Plattner Verwaltungs-GmbH
By:	/s/ Dr. Hasso Plattner
	Name:	Dr. Hasso Plattner
	Title:	Managing Director

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